U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                                Form 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                              GENE-CELL, INC.
              (Name of Small Business Issuer in its charter)

     NEVADA                                                 91-1766174
-------------------------------                       ---------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)


1010 Hercules, Houston, Texas                                 77058
------------------------------                               ---------
(Address of principal executive Offices)                     (Zip Code)

Issuer's telephone number: (281) 461-7996

Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

None.

Securities to be registered under Section 12(g) of the Act:

                                  COMMON
                              (Title of Class)






                                     1


              INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, managements's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished.

     Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward- looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company's management to operate on a global basis; the ability of the Company to effectuate and successfully operate acquisitions and new operations; the ability of the Company to obtain acceptable forms and amounts of financing to fund current operations and planned acquisitions; the political, economic and military climate in nations where the Company may have interests in foreign countries; and competition and the ever-changing nature of the Internet and e-commerce. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Item 1.   Description of Business
---------------------------------
Overview
--------
     Gene-Cell, (the "Company") was originally incorporated in the state of Nevada on November 3, 1986 under the name Becniel Corporation. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 30, 1987, changing its name to Tzaar Corporation and authorized common stock of 100,000,000 shares at par value of $0.001. Since 1989, the Company had not engaged in any business activity. The Company had no significant revenues and was considered to be a "development stage company."

                                     2


     On December 28, 1996, the Company entered an agreement to acquire all of the outstanding shares of Genesystems, Inc., a Nevada corporation. In connection with the agreement, the Company made a one for ten reverse split of its outstanding shares, issued an additional 7,500,000 post-split restricted shares to effect a share exchange with Genesystems, Inc. and authorized and issued an additional 3,500,000 common shares for a limited offering.

     The Company changed its name to Gencell, Inc. and control of the company changed as the result of the reorganization, issuance of shares and appointment of new officers and directors of the Company. The Company changed its name to Gene-Cell, Inc. on September 29, 1997. Since December 1996, the Company has focused its plan of operations to the business of developing therapies that can treat major diseases and disorders of the human blood system.

Business of the Company
-----------------------
     The Company operates in the biotechnology sector of the pharmaceutical industry sometimes referred to as the Biopharmaceutical or Life Sciences industry. The Company has developed a technology platform for microinjecting DNA and proteins into living cells that provides the ability to place genetic code material (DNA) into stem cells. Stem cells are "original" blood cells, found in human bone marrow and umbilical cord blood, which create millions of offspring in the form of red and white blood cells. The Company's technology allows attaching a human cell that can then be microinjected with a tiny needle, placing the DNA into the stem cell. Genetically treated stem cells, when reintroduced into the patient's body are expected to naturally travel through the blood stream to the bone marrow. Re-established there, these DNA treated and/or corrected stem cells are anticipated to produce millions of blood cell offspring with the desired effect.

     The Company's long-term strategy will be to target those chronic illnesses which cause the majority of discomfort and expense to citizens of industrialized nations. The target product of the Company's research is a series of vaccines that would simply be injected into patients to treat these diseases.

     To date, about 4,000 diseases have been traced to gene disorders. Among these are cancer, thalassemia and sickle cell anemia. The Company's current focus is to continue development of its technology for gene therapy intervention in chemotherapy resistance, thalassemia, and AIDS. The Company aims to treat many of these illnesses by incorporating the corrective DNA material into the patients' stem cells, along with certain proteins to get the DNA to incorporate itself properly within the existing cell DNA.

                                     3

Clinical Applications of Microinjection-mediated Gene Therapy
-------------------------------------------------------------
     Breast Cancer.
     --------------
     Breast cancer continues to be the most frequent form of cancer in U.S. women. Treatment of breast cancer with chemotherapy reveals a dose responsiveness between the amount of drug administered and the extent of tumor cell killing. Since the maximum tolerable dose of chemotherapy is primarily limited by its toxicity for blood cells, treatment of breast cancer would be greatly enhanced if repetitive and/or high-dose combination chemotherapy could be administered to patients whose blood systems were protected from such toxicity. Transplantation of gene- modified blood stem cells (modified with genes for drug resistance) would, in principle, lead to a blood system protected from the toxic effects of chemotherapy. The impact of such a development would be very significant. If protection of the blood system from chemotherapy is demonstrated to be beneficial in patients with advanced cases, it could eventually be applied to patients with minimal residual disease but high risk of relapse.

     Acquired Immune Deficiency Syndrome (AIDS).
     -------------------------------------------
     AIDS results from the progressive destruction of the immune system caused by infection with the Human Immunodeficiency Virus (HIV). HIV infection acquired at birth may be uniquely suited to treatment via genetic engineering of blood stem/progenitor cells. At birth, and for a short period thereafter, viral load is low and of limited heterogeneity, possibly confined to the blood-forming system. Marrow-ablating therapy may destroy latent virus and actively replicating HIV during a stage of host development when the thymus and other blood-forming organs have full regenerative capacity. Subsequent reinfusion of genetically engineered stem and progenitor cells should reconstitute the blood system with progeny cells resistant to any residual HIV that may have survived marrow-ablating therapy. Umbilical cord blood is a readily obtained source of blood stem and progenitor cells to target for antiviral genetic engineering prior to reinfusion and marrow reconstitution. In previous studies, Dr. Davis and associates found no evidence for HIV infection in highly purified stem and progenitor cells from the marrow of HIV infected adults. This strongly suggests that reinfused stem and progenitor cells from umbilical cord blood will not be a source of reinfection.

     Thalassemia.
     ------------
     About 100,000 children worldwide are born each year with thalassemia, a group of inherited diseases of the blood. It occurs most frequently in people of Italian, Middle Eastern, African, Greek, and Asian ancestry. Thalassemia results from lack of production of normal hemoglobin, an oxygen-carrying protein found in normal red blood cells. Thalassemia can occur in various forms, ranging from mild to very severe. Among children with untreated beta-thalassemia major, the most severe form, leading causes of death are heart failure and infection. When children with untreated beta-thalassemia major are treated with frequent transfusions (generally every 3-4 weeks) aimed at keeping their hemoglobin level near normal, many of the complications of thalassemia can be prevented. Unfortunately, repeated blood transfusions lead to a buildup of iron in the body, which can damage the heart, liver and other organs. Therefore, iron chelation therapy is normally required for thalassemic patients receiving transfusions. Thalassemia has been cured using bone marrow transplants. However, this form of treatment is possible only for a small minority of patients who have a suitable bone marrow donor. Gene therapy may someday offer a cure for thalassemia. Gene therapy would involve inserting a normal beta globin gene (the gene that is abnormal in this disease) into the patient's blood stem cells with expression of the globin gene targeted to the red blood cell system.
                                     4

     Microinjection-mediated Gene Therapy
     ------------------------------------
     Research by Drs. Brian R. Davis and David B. Brown has led to the development of a technology platform for attaching human primitive blood cells, including stem cells, allowing them to be microinjected with specially develop glass needles. Prior to Drs. Davis' and Brown's discovery this had never before been accomplished in the laboratory. The strength of the Company lies in its novel procedure for microinjecting DNA and proteins into living cells which enables placement of genetic code material into stem cells.

     Employing acceptable scientific methods of research, the Company's technology has been verified through test results and review both at the
Company and at the University of Texas Medical Branch.   This work has been
presented in university lectures, at gene therapy conferences, and has recently been accepted for publication in Blood, the Journal of the American Society of Hematology. In order to protect its technology, the principals of the Company have applied for patents on its technology. The Company will focus on further development of its microinjection and integration technologies to achieve the efficiency of stem cell genetic modification required for clinical application. The target of the Company's research is a procedure for genetically modifying blood stem cells applicable for treating a wide variety of genetically based diseases and disorders. This research will also create marketable products in the immediate and near future.

     Microinjection has been extensively used since the late 1970's to introduce DNA and other macromolecules into cells. This procedure has generally been limited to cells which naturally attach to the bottom of tissue culture plates - enabling the cells to remain fixed during the process of injection. In addition, cells capable of sustaining microinjection have typically been limited to those of larger size, otherwise they would be fatally damaged by the penetration of microinjection needles.

     Blood stem cells, under normal laboratory culture conditions, do not attach to tissue culture plates. In addition, their very small size (6-7 microns in diameter) has caused them to be easily damaged by microinjection with commercially available needles (0.6 - 1.0 micron tip outer diameter (O.D.)).

     Due to the limitations of the prior technology, Drs. Davis and Brown, focused on developing methods for 1) developing microinjection needles of minimal tip size (<0.3 micron O.D.) to enable minimal injury during injection, and 2) temporarily attaching enriched stem cell populations to tissue culture plates for purposes of microinjection. These developments comprise one of the Company's patent filings. The microinjection needles developed by the Company feature excellent delivery of DNA and other macromolecules to a variety of cells. In comparison with commercially available needles, they enable injection with far less cell damage - even to larger cells that normally grow attached. As such, there is already an existing research market for these fine microinjection needles. In addition, this novel temporary attachment methods works for various cell types that normally grow unattached. The current market for needles is approximately 100,000 needles sold per year. With the introduction of these new needles for use in gene therapy and microinjection, in both research and the clinic, the Company estimates the market could increase to around 300, 000 needles sold per year.

     Another critical issue for gene therapy of the blood system is the ability to maintain the introduced gene in the stem and progeny cells as long as is needed to provide clinical benefit. In the case of protecting blood cells from chemotherapeutic toxicity or infection from HIV, this period may range from several months to a few years. For treatment of genetic disease such as thalassemia, this would be for the lifetime of the patient. Incorporation of the introduced DNA into the chromosomal DNA of the stem cell would enable stable maintenance of the gene in both the stem cell and its progeny. A variety of integration strategies involving co-injection of DNA and proteins capable of facilitating incorporation of the DNA into the chromosomal DNA are presently under active investigation at the University of Texas Medical Branch at Galveston and at Gene-Cell. These strategies comprise the second patent filing. Methods for facilitating incorporation of microinjected DNA into chromosomal DNA of cells would be potentially applicable to other methods of gene therapy. In addition, they would find application in microinjection-mediated generation of transgenic mice (that is, mice which contain the introduced DNA in every cell of their body) or other transgenic animals.

Attachment Kits
---------------
     With the development of the Company's novel attachment protocol, the microinjection of most suspension-grown cells is now possible. There are hundreds of cells which grow in suspension; these types of cells will now be able to be microinjected and used for experimentation and therapy by biomedical investigators and physicians. The Company is developing kits containing various attachment and release factors. This will allow the injection of hundreds of existing suspension-grown cells, which were previously non-injectable, giving the Company's technology very broad applications. The Company is currently compiling a database which contains information on the attachment and detachment of a variety of cell types. Significant interest will likely be forthcoming from the scientific community interested in employing such attachment and injection kits in research. This would provide another possible market for the Company's technology.

Microinjection Workstations
---------------------------
     To use microinjection of blood stem cells as a clinical therapy, the Company estimates that 300-5000 cells will need to be injected per patient. Using manual microinjection, maximal injection rates are 300-500 cells per hour; and an automated system presently allows for up to 600-1000 cells per hour. The Company is presently designing a microinjection workstation which will facilitate rapid, consistent injection of various cell types, both those that normally grow attached as well as suspension cells, such as blood stem cells, that require temporary attachment. Using our novel adhesion technology, a patient's blood stem cells could be arranged onto specially designed plates in a grid pattern. Injection of cells would proceed in a rapid step-wise pattern across the gridded plate.

Competition
-----------
     There are currently no direct competitors of the Company, as the technology developed by the Company is unique. However, other participants in both the pharmaceutical and biotechnology areas may be considered competitors. The Company is aware of several development stage and established enterprises, including prominent pharmaceutical and biotechnology firms, (for example, Cell Genesys, Systemix/Novartis, Chiron/Viagene) which are exploring the field of human gene therapy or are actively conducting research in areas of gene insertion using retroviral vectors and other methods.

     Pharmaceutical companies compete by providing traditional drugs and medicines to sufferers of disease and disorder. Biotechnology companies compete through their own research and development of potential medical breakthroughs. Systemix, a biotechnology company, acquired by Novartis, a pharmaceutical company, is developing and refining technology that allows purification of stem cells from the blood system. Systemix/Novartis focuses on AIDS and specific cancers such as leukemia. While a competitor, Systemix/Novartis is also a complement to the Company through its continued research on stem cell purification.

     Current competing technology attempts to introduce DNA into the stem cells via retroviruses and adeno-associated viruses. To date, as exhibited in human gene therapy trials, there has been only inefficient insertion of DNA into human stem cells using virus technology. Further, even if the virus-based technology should eventually succeed, retroviruses and lentiviruses can carry only about 8,000 base pairs of DNA information into a cell.

     Generally, this may prove to be insufficient room to carry enough genetic information to successfully correct the defective gene(s) in diseases requiring tightly regulated expression (e.g. thalassemia). The Company's proprietary technology will allow, in principle, greater than 20,000 bp DNA to be successfully microinjected into each stem cell. It also allows for delivery of necessary protein(s) to cause successful integration of the new DNA information within the existing code.

Biohazardous Waste
------------------
     The Company does not produce any biohazardous waste. However, the Company does work with human blood products that must be handled and disposed of as biohazardous waste. The Company currently contracts with BFI Corporation to dispose of its biohazardous waste.

Governmental Approval
---------------------
     As research and development progress, the Company will seek a relationship with major pharmaceutical companies in order to take the technology through the required government regulatory process and FDA approval.

     The Company believes that the short term potential of gene therapy for the disease indications it is pursuing lies in the ex vivo genetic modification of cells. In the United States, gene therapy will be regulated by the FDA's Center for Biologic Evaluation and Research ("CBER"). For ex vivo gene therapy, CBER regulation places a statutory emphasis on manufacturing, that is, the genetic modification and processing of cells. To ensure compliance with FDA/CBER regulation, the Company will carry out the ex vivo modification and processing of cells at facilities under its own control.

     Before obtaining regulatory clearance for the commercial sale of any of its potential products under development, the Company must demonstrate through preclinical studies and clinical trials that the potential product is safe and effective for use in humans for each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the Company's clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory clearance or will result in marketable products. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a potential product under development could delay or prevent regulatory approval of the potential product and would have a material adverse effect on the Company's business, financial condition and results of operations.

     The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of potential products and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies and other information must be submitted to the FDA as part of an investigational new drug application, which must be reviewed and approved by the FDA before proposed clinical testing can begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the investigational new drug application. J Further, each clinical study must be conducted under the auspices of an independent institutional review board at the institution at which the study will be conducted. The institutional review board will consider, among other things, ethical factors and the safety of human subjects. In addition, certain protocols involving the use of genetically modified human cells must also be reviewed by the Recombinant Advisory Committee of the National Institutes of Health.

     Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and pharmacology of the new therapy. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and other. In the case of products for life-threatening diseases, the initial human testing is generally done with diseased patients rather than with healthy volunteers. Since these patients are already afflicted with the target disease, it is possible that such studies may provide results traditionally obtained in Phase II trials. These trials are frequently referred to as Phase I/II trials.

     The results of the preclinical and clinical testing, together with chemistry and manufacturing information, are submitted to the FDA in the form of a new drug application for a pharmaceutical product, and in the form of a product license application for a biological product, for approval to commence commercial sales. In responding to a new drug application or a product license application, the FDA may grant marketing approvals, request additional information or further research, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Approvals may not be granted on a timely basis, if at all, or if granted may not cover all the clinical indications for which the Company is seeking approval or may contraindications with respect to conditions of use.

     The Company anticipates first demonstrating that the Company's technology works in an animal model before initiating clinical trails involving human patients. To address this, the Company anticipates it will isolate an enriched population of human blood stem cells and introduce, by microinjection (or other technology), a new gene (DNA) into the cells. The Company plans to then transfer the cells into mice lacking a fully developed immune system to show that: 1) the cells survive; 2) the cells adapt to the environment in the new host (engraft); 3) the engrafted cells produce new blood cells for an extended period of time; and 4) the gene introduced into the stem cells functions in the newly produced cells derived from the stem cells.

Research & Development
-----------------------
     The Company's initial research and development efforts will focus on further optimization of its technology in order to achieve the efficiencies of stem cell genetic modification required for clinical application. Efficiencies of stem cell modification will be assessed both in laboratory experiments as well as in animal models. The target of the Company's research is to develop a procedure for genetically modifying blood stem cells applicable for treating a wide variety of genetically-based disease and disorders.

     The Company spent $353,939 in 1997 and $400,177 in 1998 on research and development and anticipates expending an additional $400,000 during the next twelve months. Research and development efforts will focus on improving, refining and testing the Company's technology. The Company will continue to develop the tools and technology appropriate for genetic modification of various cell types and most particularly blood stem cells. The Company has established working relationships with investigators at several universities and biotechnology companies. These relationships add critical know how and expertise to that already present within Gene-Cell.

Number of Employees
-------------------
     The Company currently has three full-time employees, one of whom is a Ph.D. trained scientist, and five part-time employees, three of whom are Ph.D. trained scientists. The Company does not anticipate hiring additional employees within the next twelve months.

Reports to Security Holders
---------------------------
     Prior to the filing of this registration statement on Form 10-SB, the company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ('SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 150 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.
------------------

The Year 2000 - Millennium Bug
------------------------------
     This concern, known as "The Year 2000" issue or "The Millennium Bug" is expected to affect a large number of computer systems and programs after the year 1999. The concern is that any computer function that requires a date calculation may produce errors or system failures. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements.

     The Company has performed a complete assessment of the Year 2000 issue and has determined that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company further believes that costs related to the Year 2000 issue will be insignificant because the Company's systems have been designed to be Year 2000 complaint. Based on the Company's assessment of its relationships with significant suppliers, management believes that the Company does not have significant exposure with respect to third parties and their ability or inability to comply with Year 2000 issues.

     To date, the Company is unaware of any situation of noncompliance that would materially adversely affect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

Item 2.   Plan of Operations
----------------------------
     For a complete understanding, this Plan of Operations should be read in conjunction with Part I. Item 1. Description of Business and Part F/S - Financial Statements to this Form 10-SB.

     Gene-Cell, Inc. is a Nevada corporation involved in biopharmaceutical research. The Company was originally incorporated as Becniel and subsequently adopted names changes to Tzaar Corporation and, finally, to Gene-Cell, Inc. The Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its efforts to research and development and the search for sources of capital to fund its efforts.

     On December 28, 1996, Gene-Cell, Inc was acquired by Gene Systems, Inc. in a recapitalization transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded. Gene-Cell, Inc. was the "acquired" company in the transaction, but remains the surviving legal entity. Prior to the acquisition, Gene-Cell, Inc. was a non-operating public shell corporation with no significant assets. Accordingly, the transaction was treated as an issuance of stock by Gene-Cell, Inc. for Gene Systems, Inc.'s net monetary assets, accompanied by a recapitalization. In connection with this transaction, Gene-Cell, Inc. issued 11,058,412 shares of common stock in exchange for all outstanding shares of Gene Systems, Inc. Since this transaction is in substance, a recapitalization of Gene Systems, Inc. and not a business combination, proforma information is not presented and a valuation of the company was not performed.

     During the period from inception, December 12, 1996 to June 30, 1999, the Company has not generated any revenue from sale of clinical products and does not expect to generate any material revenue from sale of clinical products for at least three to five years because during such time period, management will use substantially all Company resources for further development of its technology, including microinjection tools.

     As of June 30, 1999, the Company had an accumulated deficit of ($2,034,213) funded by paid-in capital. During the years ended December 31, 1998 and 1997, the Company had losses from operations of ($499,260) and ($427,527), respectively. The Company expects that losses from operations will continue at approximately $500,000 per year for each of the years ending December 31, 1999, 2000 and 2001. However, the Company does not expect to make any major capital expenditures in the foreseeable future. The Company expects that operating losses will continue until such time as product sales generate sufficient revenues to fund its continuing operations, as to which there can be no assurance.

     The Company has financed its operations mainly through the sale of its common stock and had been entirely dependent on outside sources of financing for continuation of operations. In January 1999, the Company received $500,000 under a promissory note collateralized by shares of its
common stock.   In January, 2000, the Company expects to receive an
additional $500,000 under the same secured promissory note. It is the belief of the Company that these funds will be sufficient for the Company to continue operations and its research and development efforts through December, 2000. At that time, the Company anticipates its research to be at a point that will allow the Company to seek a relationship with a major pharmaceutical company in order to take the technology through the required government regulatory process and FDA approval. The Company will consider additional equity financing as well as traditional bank loans and lines of credit if necessary. If the January 2000 funding under the secured promissory note fails to occur, that event would have a significant negative impact on the Company.

     The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs; the time and cost involved in obtaining regulatory approvals; the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; the economic impact of competing technologies; developments and changes arising from the Company's continuing research; and the terms of any new collaborative, licensing and other arrangements that the Company may establish. The Company believes that its current assets and potential committed contributions from certain accredited investors will be sufficient to meet the Company's short-term operating expenses and capital expenditures. At the present time, however, there is no way to predict when and if any additional contributions may be made beyond those currently committed. Consequently, at the expiration of current commitments, the Company will need to seek one or more substantial new investors.

     The Company's ability to achieve profitability will depend, in part, on its ability to successfully develop clinical applications and obtain regulatory approvals for its products and to develop the capacity to manufacture and market such products on a wide scale. There is no assurance that the Company will be able to successfully make the transition from research and development to manufacturing and selling commercial microinjection therapy products on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to produce reliable and effective products and to develop marketing expertise and an effective sales force.

     Further, the Company's success will depend, in part, on revenues derived from the sale of the vaccines in the health care market. In the event that the Company's market does not develop as anticipated, the Company's business, financial condition and results of operations would be adversely effected. Additionally, cost containment measures instituted by health care providers as a result of regulatory reform or otherwise could result in greater selectivity in the allocation of capital funds and such selectivity could have a material adverse effect on the Company's ability to sell the microinjection therapy and services.

     The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern, without continuing additional contributions to capital. The Company may incur losses for the foreseeable future due to the significant costs associated with research and development activities which will be necessary for further development of applications for the Company's microinjection therapy. See "Financial Statements - Report of Independent Accountants" and Note 8 - Going Concern Considerations.

Item 3.   Description of Property
---------------------------------
Property & Facilities
---------------------

     The Company owns the following filed patent applications:

     Title                                        Number
     -----------------------------                ----------------
     Nucleic Acid Constructs and                  PCT/US97/24236
     Uses thereof for Direct Nucleic
     Acid Incorporation into Cells

     Method and Device for                        PCT/US97/23781
     Microinjection of Macromolecules
     Into Non-Adherent Cells

     To accomplish its goals, the Company has established a research and development laboratory, located in the Clear Lake area between Houston and Galveston, Texas. It consists of approximately 2,000 square feet of fully-equipped, state of the art laboratory space. The lease term expires in March, 2000 and is renewable at market rate for an additional three year term.

     The Company's laboratory is fully operational with a fully functional climatized (dehumidified, air conditioned) room for microinjection and pulling microinjection needles. The laboratory is continuously monitored with fire and burglar alarm systems.

     The Company leases office equipment at a rate of $92.01 a month for 36 months. The lease agreement concludes in June 2000. The Company also leases lab equipment through nine separate leasing agreements for a total of $7,449.63 a month. All of the agreements are 36 month agreements and expire at various times ranging from June 2000 until July 2001.

Item 4.   Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------
     The following table sets forth as of June 3, 1999, the name and the number of shares of the Company's Common Stock, par value $.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 17,778,412 issued and outstanding shares of the Company's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of  Name and Address of         Amount and Nature of       Percentage of
Class     Beneficial Owner            Beneficial Ownership(2)    Class
--------  --------------------------  -----------------------    -------------
Common    Brian Davis (1)             2,024,000                  11.38%
          2107 Barrington Pointe Dr.,
          League City, TX 77573

Common    David B. Brown (1)          1,940,000                  10.91%
          2013 Charter Pointe Court,
          League City, TX 77573

Common    Michael R. Davis (1)        1,640,132                  9.23%
          22681 Sweet Meadow Lane,
          Mission Viejo, CA 92692

Common    Tom Kubota (1)              1,500,000                  8.44%
          6 Thomas Irvine,
          California 92618

Common    Gunther Soraperra (1)       400,000                    2.24%
          Arlbergstrasse 119
          A-6751 Braz Austria

Common    Amafin Trust                1,600,000                  9.00%
          c/o ATV
          Aeulestr. 5
          FL 9490 Vaduz
          Liechtenstein

Common    Auric Stiftung              1,500,000                  8.44%
          c/o ATV
          Aeulestr. 5
          FL 9490 Vaduz
          Liechtenstein

Common    Eurifa Anstalt              1,600,000                  9.00%
          Meierhofstrasse 121
          Triesen, FL-9495
          Liechtenstein

Common    Rheinland Stiftung          1,600,000                  9.00%
          c/o ATV
          Aeulestr. 5
          FL 9490 Vaduz
          Liechtenstein
--------------------------------------------------------------------------------
Common    Officers, Directors and     7,504,132                  42.21%
          Nominees as a Group:
          5 persons
--------------------------------------------------------------------------------

                                     14

(1) Officer and/or Director of the Company

(2) The term "beneficial owner" refers to both the power of investment (the right to buy and sell) and rights of ownership (the right to received distributions from the company and proceeds from sales of the shares). Inasmuch as these rights or shares may be held by more than one person, each person who has a beneficial ownership interest in shares is deemed the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

     There are no arrangements which would result in a change in control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
----------------------------------------------------------------------

Name                Age       Position                 Director or Officer Since
--------------      -----     --------                 --------------------------
Brian R. Davis      45        President, Director      January 1997
                              Chairman of the
                              Scientific Advisory
                              Board

David B. Brown      45        Secretary, Director,     January 1997
                              Director of Research
                              & Development

Michael R. Davis    46        Treasurer, Director      January 1997

Tom Kubota          59        Chairman of the Board,   January 1997
                              Director

Gunther Soraperra   39        Director                 November 1997

                                     15

     Brian R. Davis, Ph.D., President, Director, and Chairman of the Scientific Advisory Board.
---------------------------------------------------------------------------
      Dr. Davis is a co-founder of Gene-Cell. Dr. Davis currently holds the position of Associate Professor, Department of Microbiology & Immunology and Department of Internal Medicine, and Senior Scientist, Sealy Center for Oncology & Hematology at the University of Texas Medical Branch (UTMB). Prior to joining UTMB, Galveston in 1995, Dr. Davis was a Visiting Scholar at the Department of Molecular Microbiology & Immunology at the Johns Hopkins School of Public Health in Baltimore Maryland (1994-1995) and spent nine years as Scientist at the Institute of Cancer Research/ Geraldine Brush Cancer Research Institute in San Francisco, holding the positions of Acting Director and Associate Director(1986-1995). Dr. Davis received his A.B. summa cum laude from Harvard University in 1976, received his Ph.D. from California Institute of Technology in 1980, and conducted his postdoctoral training at the University of California, Irvine from 1982-1986. Dr. Davis has an extensive list of publications in the fields of hematopoieses and retrovirology.

     David B. Brown, Ph.D., Secretary, Director, and Director of Research and Development.
---------------------------------------------------------------------------
     Dr. Brown is a co-founder of Gene-Cell. Dr. Brown currently holds the position of Assistant Professor, Department of Human Biological Chemistry and Genetics, at University of Texas Medical Branch (1987-present), and director of the Microinjection/Microdissection Core Facility, Sealy Center for Oncology and Hematology, UTMB (1995-present). Dr. Brown received his B.S. (1975) and M.S. (1978) from Colorado State University, received his Ph.D. in 1982 from the University of Texas Health Science Center at Houston, and conducted his postdoctoral training at the University of Texas System Cancer Center and at Yale University. Dr. Brown has published extensively in the fields of microinjection and reproductive biology.

     Michael R. Davis, Treasurer, Director.
     --------------------------------------
     Mr. Davis is a co-founder of Gene-Cell. Mr. Davis graduated with honors in economics and business from Harvard University in 1975, pursuing graduate business studies thereafter at the Harvard Business School, UCI and Clairemont's Peter Drucker Graduate School of Management. He assisted in the founding of EPL Prolong, Inc. and leads the effort to sell Prolong motor oil products in Japan. He has headed up the Maruzen Co. Ltd. expansion and investment efforts in the United States from 1990 to 1997. Mr. Davis is also the founder and chairman of Mustard Seed Foundation, a nonprofit charity dedicated to alleviating world poverty and disease.

     Tom Kubota, Director, Chairman of the Board.
     --------------------------------------------
     Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies.

     Gunther Soraperra, Director.
     ----------------------------
     Mr. Soraperra graduated as master in economics and business administration from the University of Graz, Austria in 1990. He lectured as Professor of Economics and Business Administration at the Academy of Economics in Bludenz, Austria. He has seven years experience in international investments, international commercial transactions, financial advice, and capital management. Prior to his University studies he worked for four years in industry. There he specialized in international sales, marketing and administration. Mr. Soraperra is Founder and President of Eurotrade, Austria, a counseling company in international commercial business.

Significant Employees
---------------------
     Judith I. Yannariello-Brown, Ph.D., Senior Scientist, Project Leader, and Director of Cell Biology Group.
---------------------------------------------------------------------------
     Dr. Yannariello-Brown currently holds the position of Assistant Professor, Department of Human Biological Chemistry and Genetics, University of Texas Medical Branch (1993-present), and director of the Hematopoietic Stem Cell Facility, Sealy Center for Oncology and Hematology, UTMB (1997-present). Prior to this, Dr. Yannariello-Brown was Assistant Professor of Ophthalmology and Visual Sciences, UTMB. Dr. Yannariello-Brown received her B.S. from Rutgers University, received her M.S. at the University of Texas System Cancer Center, Graduate School of Biomedical Sciences, received her Ph.D. at Yale University, and conducted her postdoctoral training at UTMB. Dr. Yannariello-Brown has published extensively in the field of cell- cell and cell-matrix interactions.

     Nicole L. Prokopishyn, Ph.D., Research Scientist II.
     ----------------------------------------------------
     Dr. Prokopishyn joined the Company in 1997 after receiving her Ph.D. from the University of Saskatchewan. She previously received her B.Sc. with Honors from the University of Saskatchewan (1991).

Dependence Upon Key Personnel
-----------------------------
     The Company has an acute dependence upon certain key members of management and technical personnel. Particular reliance is made on Brian
R. Davis, Ph.D. and David B. Brown, Ph.D. Certain other key personnel have been and will continue to be added on an "as needed" basis to complete the tactical management group. Because of the specialized nature of the Company's business, the Company's ability to achieve success will depend, in part, upon its ability to attract and retain highly qualified people in the areas of management and technology while maintaining relationships with leading research institutions. The loss of Drs. Davis or Brown, or other key individuals may adversely affect the Company's business and prospects. At this time, the Company does not carry key man life insurance on any of its employees.

Family Relationships
--------------------
     Michael R. Davis, Treasurer and Director of the Company, is the brother of Brian R. Davis, President and Director of the Company. Judith
I. Yannariello-Brown, Senior Scientist, Project Leader and Director of Cell Biology Group, is the wife of David B. Brown, Secretary, director and Director of Research and Development of the Company.

Involvement in Legal Proceedings
--------------------------------
     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.   Executive Compensation
--------------------------------

                              SUMMARY COMPENSATION TABLE

                                                Awards    Long Term Compensation
                                                ------    --------------------------
                   Annual Compensation  Other   Restri             LTIP
Name &           ---------------------  Annual  -cted              Payout
Principal                       Bonus   Compen  Stock     Options  Compen-  All
Position         Year  Salary   $       -sation Awards    /SARs    sation   Other
-------------------------------------------------------------------------------------
Brian R. Davis    1998 $30,000   -0-     -0-     -0-       -0-      -0-      -0-
President         1997 $30,000   -0-     -0-     -0-       -0-      -0-     $40,000
                  1996  -0-      -0-     -0-    $220,000   -0-      -0-      -0-

David B. Brown    1998 $26,712   -0-     -0-     -0-       -0-      -0-      -0-
Secretary         1997 $25,440   -0-     -0-     -0-       -0-      -0-     $40,000
                  1996  -0-      -0-     -0-    $220,000   -0-      -0-      -0-

Michael R. Davis  1998  -0-      -0-     -0-     -0-       -0-      -0-      -0-
Treasurer         1997  -0-      -0-     -0-     -0-       -0-      -0-      -0-
                  1996  -0-      -0-     -0-    $377,500   -0-      -0-      -0-
-------------------------------------------------------------------------------------

     The Company provides an employee benefits program for its full time employees which includes Medical/Dental/Life Insurance and a simple IRA with matching funds of up to 3% of salary.

     In 1996, Brian R. Davis and David B. Brown were granted 2,000,000 shares each as compensation for services. The shares were valued at $0.11 per share and resulted in compensation of $220,000 for each of these two officers.

     In 1996, Michael R. Davis was granted 3,500,000 shares as compensation for services and in return for a $7,500 note to the Company. These shares were valued at $0.11 per share and resulted in compensation of $277,500. Consequently, Mr. Davis returned 1,000,000 of the shares to the Company.

     In 1997, Brian R. Davis and David B. Brown were compensated $40,000 each as compensation for assignment of patents to the Company.

Compensation of Directors
-------------------------
     None

Employment Contracts and Termination of Employment and Change in Control Arrangement
------------------------------------------------------------------------
     None.

Item 7.   Certain Relationships and Related Transactions
--------------------------------------------------------
     In December 1996, Mr. Michael R. Davis, Treasurer and Director of the Company, made a loan to the Company in the amount of $7,500 for which he was given 3,500,000 restricted common shares of the Company in consideration for making the loan and for compensation of services. Consequently, 1,000,000 of the shares were returned to the Company.

     In December, 1997, Michael R. Davis, Treasurer and Director of the Company, leased certain equipment to the Company under a direct finance lease agreement. The lease provides for monthly lease payments of $200 per month through November 2002. The Company is current in its lease obligation.

Item 8.   Description of Securities
-----------------------------------
     The Company's authorized capital stock consists of 100,000,000 shares of common stock with $.001 par value. The Company has 17,778,412 outstanding shares of its common stock, all of which are validly issued, fully paid and nonassessable. Holders of the common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore. Any such dividends may be paid in cash, property, or shares of the Company's common stock.

     All shares of the Company's common stock have equal voting rights and, when validly issued and outstanding, will have one vote per share on all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, and a quorum for shareholder meetings shall result from a majority of the issued and outstanding shares present or by proxy. Accordingly, the holders of a majority of the shares of common stock present, in person or by proxy, at any legally convened shareholders' meeting at which the Board of Directors is to be elected, may be able to elect all directors and the minority shareholders may not be able to elect a representative to the Board of Directors.

     The Company appointed Pacific Stock Transfer as the transfer agent and registrar for the Company's securities.

Stock Option Plan
-----------------
     The purpose of the Company's 1996 Stock Option Plan (the "Plan") is to enable the Company to offer to its key employees, officers, directors, consultants and sales representatives whose past, present and/or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards which may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

     The total number of shares reserved and available for distribution under the Plan shall be 2,500,000 shares. These shares will underlie the Options issued by the Company pursuant to the Plan. The Option holders will not be protected against dilution if the Company should issue additional shares of Common Stock in the future. Neither the Options, nor the shares underlying the Options have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of Common Stock of the Company to another corporation, the Company will make adequate provision whereby the registered holders of any outstanding Option will have the right thereafter to receive and exercise of the Options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of common stock by the Company.

     Other provisions of the Options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the Options. The following information is a summary of the Gene-Cell, Inc., 1996 Stock Options Plan and is qualified by reference to the plan. (See the "Gene-Cell, Inc., 1996 Stock Option Plan" attached hereto as Exhibit 12.1)

     1. The Common Stock underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as the Company's other shares of authorized Common Stock. (See "Description of Common Stock").

     2.   Once an Option is granted, it may not be called by the Company.

     3. The Common Stock underlying the Options offered pursuant to this Registration Statement are offered in registered form. The Options may not be sold prior to six months from the date of the grant of the related award without prior approval of the Company.

     4. Unless exercised within the time provided for exercise, the Options will automatically expire.

     5. The exercise price per share of Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of Fair Market Value of the Stock, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the Stock.

     6. There is no minimum number of shares of equity securities which must be purchased upon exercise of the Option.

     7. The Option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares of Common Stock upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

     8. The holders of the Options shall have the right to vote on any matter submitted to the holders of the Company's equity securities and they are entitled to receive and retain all regular cash dividends and other cash equivalent distributions as the board may in its sole discretion designate, pay or distribute.

     Under this stock option plan, the Company has granted options for a total of 7,815 shares at an exercise price of $1.00 per share. To date, none of these options have been exercised.

                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.
--------------------------------------------------------------------------
     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "GCLL". As of June 3, 1999 the Company had 99 shareholders holding 17,778,412 shares of common stock. Of the issued and outstanding common stock 4,553,743 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its common Stock.


                    CLOSING BID              CLOSING ASK
                    ----------------         -----------------
                    HIGH      LOW            HIGH      LOW
                    ------    ------         ------    -------
1997
Second Quarter      2.50      1.125          3.00      1.625
First Available
(April 11)
Third Quarter       2.50      1.75           3.00      2.75
Fourth Quarter      2.50      2.00           3.00      2.375

                                     22


1998
First Quarter       2.625     2.00           3.25      2.25
Second Quarter      2.25      1.125          3.00      1.50
Third Quarter       1.375     0.625          1.625     0.75
Fourth Quarter      0.625     0.50           0.875     0.625

1999
First Quarter       0.50      0.40625        0.625     0.4375
Second Quarter      0.625     0.40625        0.8125    0.4375



Item 2.   Legal Proceedings.
----------------------------
     The Company not a party to any pending material legal proceedings. To the knowledge of management, no federal, state, or local governmental agency is presently contemplating or proceeding against the Company. To the knowledge of the management, no director, officer or affiliate of the Company or owner of record or beneficiary of more than 5% of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.   Changes in and Disagreements with Accountants
-------------------------------------------------------
     a. On May 15,1998 the Company engaged Ham, Langston & Brezina, L.L.P. ("Ham, Langston & Brezina") as its independent accountant. The decision to engage Ham, Langston & Brezina as the Company's independent accountant was recommended and approved by the Company's Chief Executive Officer.

     b. In a report dated January 27, 1997, Schvaneveldt and Company, Certified Public Accountants, reported on the Company's financial statements as of December 31, 1996, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from inception, December 1,1986 to December 31,1996. Such report did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles. Schvaneveldt and Company, Certified Public Accounts, understands that they were terminated as the Company's independent accountants effective January 30, 1997. Thereafter, the Company engaged Ham, Langston & Brezina as its independent accountants on May 15, 1998.

     c. During the Company's two fiscal years ended December 31, 1997 and 1996, and the subsequent interim period preceding the decision to engage independent accountants, there were no "reportable events" (hereinafter defined) requiring disclosure pursuant to
          Item 304 of Regulation S-B.

                                     23

     d. Effective May 15, 1998, the Company engaged Ham, Langston & Brezina, L.L.P. as its independent accountants. During the two years ended December 31, 1997 and 1996, and the subsequent interim period preceding the decision to engage independent accountants, neither the Company nor anyone on its behalf consulted Ham, Langston & Brezina, L.L.P. regarding either the application of accounting principles to a specified transactions, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Ham, Langston & Brezina, L.L.P. provided to the Company a written report or oral advise regarding such principles or audit opinion.

     Schvaneveldt and Company, Certified Public Accountants, has provided the Company with a letter pursuant to Rule 304 of Regulation S-B.

Item 4.   Recent Sales of Unregistered Securities
-------------------------------------------------

(a)  Securities sold

     1.   Regulation S Offerings
     ----------------------------

     Date of Sale             Title          Amount of Securities Sold
     -----------------        -----------    -------------------------
     December 1996            Common         3,500,000

     December 1997            Common         600,000

     March 1998               Common         120,000

     August 1998              Common         6,000,000

                                     24


2.   Section 4(2) Offerings
---------------------------

Date of Sale             Title       Amount of Securities Sold
-------------------      ---------   -------------------------
December 1996            Common      6,500,000

(b)  Underwriters and other purchasers
--------------------------------------
     1.   Regulation S Offerings

          All securities were sold to non U.S. persons.

     2.   Section 4(2) Offerings

          The securities were not publicly offered. The securities were issued to officers and directors as compensation for services rendered to the Company and in consideration of a loan made to the Company by an Officer and Director.

(c)  Consideration
------------------
     1.   Regulation S Offering

          The aggregate offering price for sales made under the Regulation S Offering was as follows:

          December 1996            $383,500

          December 1997            $135,000

          March 1998               $30,000

          August 1998              $1,500,000

     2.   Section 4(2) Offerings

          The Company received services in exchange for the issued shares.

     (d)  Exemption from registration claimed.

          1.   Regulation S Offerings

          The securities were sold pursuant to Regulation S as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company did not offer the securities to any person in the United States, any identifiable groups of U.S. citizens abroad, or to any U.S. Person as that term is defined in Regulation S. At the time the buy order was originated, the Company reasonably believed the Buyer was outside of the United States and was not a U.S. Person. The Company reasonably believed that the transaction had not been pre-arranged with a buyer in the United States. The Company has not nor will engaged in any "Directed Selling Efforts" and reasonably believes the Buyer has not nor will engage in any "Directed Selling Efforts." The Company reasonably believed the Buyer purchased the securities for its own account and for investment purposes and not with the view towards distribution or for the account of a U.S. Person.

          2.   Section 4(2) Offerings

          The Company relied upon section 4(2) of the Securities Act of 1933 to effect the sale of the shares. All shares were sold in private transactions not involving any public solicitation or offering.

     (e)  Terms of conversion or exercise

          5.   Regulation S Offering

          Not applicable

          2.   Section 4(2) Offerings

          Not applicable

     (f)  Use of Proceeds

          1.   Regulation S Offering

          All proceeds from the Regulation S offerings were used for working capital for the Company.

          2.   Section 4(2) Offerings

          There were no cash proceeds from the  sale of shares.

Item 5.   Indemnification of Directors and Officers
---------------------------------------------------
     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

           1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

    5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

      (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                     29


                                 PART III

Item 1. Index and Description of Exhibits

Exhibit
Number      Title of Document                               Location
-------     -----------------------------------------       ------------------------
2.01        Articles of Incorporation                       See Attached

2.02        Certificate of Amendment                        See Attached
            To the Articles of Incorporation Of
            Becniel Corporation

2.03        Articles of Amendment to                        See Attached
            Articles of Incorporation of
            Tzaar Corporation

2.04        Amendment to the Articles                       See Attached
            of Incorporation of
            Tzaar Corporation

2.05        Certificate of Amendment of                     See Attached
            Articles of Incorporation of
            Gencell, Inc.

2.06        Articles of Exchange for the                    See Attached
            Exchange of Genesystems, Inc.
            For shares of Tzaar Corporation

2.07        Bylaws                                          See Attached

6.1         Assignment of Patent, "Method and               See Attached
            Device in Microinjection of Macromolecules
            with Non-Adherent Cells."

6.2         Assignment of Patent, "Nucleic Acid             See Attached
            Constructs and Uses thereof for
            Direct Nucleic Acid Incorporation
            Into Cells.

6.3         Secured Promissory Note                         See Attached

12.1        1996 Stock Option Plan                          See Attached

27          Financial Data Schedule                         See Attached


                                     30


Item 2.   Description of Exhibits
------------------------------------
     See Item 1.


                                     31

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   Gene-Cell, Inc.

Date: Sept. 30, 1999               By: /s/ Brian R. Davis, Ph.D.
                                   -----------------------------------
                                   President


Date: Sept. 30, 1999               By: /s/ Michael R. Davis
                                   ----------------------------------
                                   Treasurer

                                     32




                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                 -----------------------------------------



                            FINANCIAL STATEMENTS
                   WITH REPORT OF INDEPENDENT ACCOUNTANTS
              as of December 31, 1998 and for the years ended
                        December 31, 1998 and 1997,
           and for the period from inception, December 12, 1996,
                            to December 31, 1998


















                                    F-1

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                             TABLE OF CONTENTS
                             -----------------

                                                                       Page
                                                                      ------
Report of Independent Accountants                                     F-2

Financial Statements:

  Balance Sheet as of December 31, 1998                               F-3

  Statement of Operations for the years ended
    December 31, 1998 and 1997, and for the period
    from inception, December 12, 1996, to December 31,
    1998                                                              F-4

  Statement of Stockholders' Equity for the years
    ended December 31, 1998 and 1997, and for the
    period from inception, December 12, 1996, to
    December 31, 1998                                                 F-5

  Statement of Cash Flows for the years ended
    December 31, 1998 and 1997, and for the period
    from inception, December 12, 1996, to
    December 31, 1998                                                 F-7

  Notes to Financial Statements                                       F-8




                                    F-2

/Letterhead/

HAM
LANGSTON &
PREZINA, L.L.P.
Certified Public Accountants
--------------------------------------------------------------------------
                     Report of Independent Accountants
                     ----------------------------------

To the Stockholders and Directors
Gene-Cell, Inc.


We have audited the accompanying balance sheet of Gene-Cell, Inc. (a corporation in the development stage) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996, to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gene-Cell, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996, to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements and discussed in Note 8, the Company has incurred significant recurring losses from operations since inception and is dependent on outside sources of financing for continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 8. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ Ham, Langston & Brezina, L.L.P.
June 15, 1999
Houston, Texas

                                    F-3

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                               BALANCE SHEET
                             December 31, 1998
                             ------------------

ASSETS
------
Current assets:
  Cash and cash equivalents                               $  109,408
                                                          -----------
    Total current assets                                     109,408

Deposits                                                      18,322
Laboratory equipment under capital leases,
  net of accumulated amortization of $55,305                 153,256
                                                          -----------
      Total assets                                        $  280,986
                                                          ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Current portion of capital lease obligations            $   71,572
  Accounts payable and accrued liabilities                    13,753
                                                          -----------
    Total current liabilities                                 85,325

Capital lease obligations, net of current
  portion                                                     62,300
                                                          -----------
      Total liabilities                                      147,625
                                                          -----------
Commitment and contingencies

Stockholders' equity (deficit):
  Common stock, $.001 par value, 100,000,000
    shares authorized, 18,778,412 shares
    issued and outstanding                                    18,778
  Additional paid-in capital                               2,882,509
  Subscription receivable                                 (1,000,000)
  Losses accumulated during the development
    stage                                                 (1,767,926)
                                                          -----------
    Total stockholders' equity                               133,361
                                                          -----------
      Total liabilities and stockholders'
        equity                                            $  280,986
                                                          ===========

                          See accompanying notes.
                                    F-4

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                          STATEMENT OF OPERATIONS
             for the years ended December 31, 1998 and 1997 and
   for the period from inception, December 12, 1996, to December 31, 1998
                             ------------------

                                         Year Ended     Year Ended    Inception to
                                        December 31,   December 31,   December 31,
                                            1998           1997           1998
                                        ------------   ------------   -------------
Interest income                         $    3,168     $    1,768     $     4,936

Costs and expenses:
  Operating, general and adminis-
    trative expenses                       115,094         16,480         155,213
  Research and development costs           353,939        400,177       1,571,616
  Interest expense                          33,395         12,638          46,033
                                       ------------   ------------   -------------
    Total costs and expenses               502,428        429,295       1,772,862
                                       ------------   ------------   -------------
Net loss                                $ (499,260)    $ (427,527)    $(1,767,926)
                                       ============   ============   =============

Weighted average shares outstanding     12,801,527     12,058,412
                                       ============   ============
Net loss per common share               $    (0.04)    $    (0.04)
                                       ============   ============


                          See accompanying notes.

                                    F-5

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     STATEMENT OF STOCKHOLDERS' EQUITY
        for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996 to December 31, 1998
                                 __________

                                                                   Losses
                                                              Accumulated
                                     Addit    Uniss     Subscri    During
                     Common Stock   -ional     -ued      -ption  the Dev-
              -------------------  Paid In   Common       Recei  elopment
                 Shares   Amount   Capital    Stock       vable     Stage     Total
              ------------------------------------------------------------------------
Balance
at inception,
December
12, 1996             -    $   -         -   $    -      $    -     $     -   $     -

Shares issued
as
compensation
at a price of
$0.11
(See Note 2) 7,500,000    7,500   817,500        -           -           -   825,000

Net proceeds
from a
private
placement
of common
stock at a
price of
$0.11 per
share, net
of offering
costs of
$49,100      3,500,000    3,500   329,900        -           -           -   333,400

Recapita-
lization
effective
December
28, 1996     1,058,412    1,058    (1,058)       -           -           -         -

Net loss,
as restated
(See Note 2)         -        -         -        -            -   (841,139) (841,139)
             ------------------------------------------------------------------------
Balance at
December
31, 1996,
as restated
(See Note 2)12,058,412   12,058 1,146,342                    -    (841,139)  317,261

                          See accompanying notes.
                                    F-6

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     STATEMENT OF STOCKHOLDERS' EQUITY
        for the years ended December 31, 1998 and 1997, and for the period from inception, December 12, 1996 to December 31, 1998

                                                                     Losses
                                                                Accumulated
                                     Addit    Uniss     Subscri      During
                     Common Stock   -ional     -ued       ption    the Dev-
              -------------------  Paid In   Common       Recei    elopment
                 Shares   Amount   Capital    Stock       vable       Stage     Total
              ------------------------------------------------------------------------
Proceeds from
private
placement of
600,000
shares of
common stock
at a price of
$0.25 per
share, net of
offering
costs          100,000      100    22,400  112,500           -           -   135,000

Net loss             -        -         -        -           -    (427,527) (427,527)
             ------------------------------------------------------------------------
Balance at
December
31, 1997    12,158,412   12,158 1,168,742  112,500           -  (1,268,666)    24,734

Issuance
of shares
for which
proceeds
were
received
in 1997        500,000      500   112,000 (112,500)          -           -         -

Notes
payable
to
stockholders
contributed
as additional
paid-in
capital              -        -    77,887        -           -            -   77,887

Proceeds from
private
placement of
common stock
at a price of
$0.25 per
share        6,120,000    6,120 1,523,880        -  (1,000,000)          -   530,000

Net loss             -        -         -        -           -    (499,260) (499,260)
             ------------------------------------------------------------------------
Balance at
December
31, 1998    18,778,412  $18,778         $2,882,509       $   - $(1,000,000)$(1,767,926)    $133,361
               ========================================================================

                          See accompanying notes.
                                    F-7

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                           STATEMENT OF CASH FLOWS
            for the years ended December 31, 1998 and 1997, and
   for the period from inception, December 12, 1996, to December 31, 1998
                        ---------------------------

                                             Year Ended    Year Ended   Inception to
                                           December 31,  December 31,   December 31,
                                                   1998          1997           1998
                                           ------------- -------------  -------------
Cash flows from operating activities:
  Net loss                                   $ (499,260)   $ (427,527)   $(1,767,926)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Common stock issued as compensation
      or in payment of accounts payable                -            -        825,000
    Depreciation and amortization                 41,411       13,894         55,305
    Notes payable to stockholders issued
      for patent costs                                -        20,000              -
    Changes in operating assets and
      liabilities:
      Decrease (increase) in accounts
        receivable from lease company             5,668        (5,668)             -
      Increase in deposits                         (828)      (17,494)       (18,322)
      Increase in accounts payable               12,303         2,000         13,753
                                           ------------- -------------  -------------
        Net cash used in operating
          activities                           (440,706)     (414,795)      (892,190)
                                           ------------- -------------  -------------
Cash flows from financing activities:
  Proceeds from sale of common stock            530,000       135,000       1,062,500
  Payment of stock offering costs                     -       (49,100)       (64,100)
  Proceeds from notes payable to
    officers and stockholders                    10,000        87,887         117,887
  Payments on notes payable to officers
    and stockholders                            (40,000)            -        (40,000)
  Payments on capital lease obligations         (57,451)      (17,238)       (74,689)
                                           ------------- -------------  -------------
        Net cash provided by financing
          activities                            442,549       156,549      1,001,598

Net increase (decrease) in cash and
  cash equivalents                                1,843      (258,246)       109,408

Cash and cash equivalents at beginning
  of period                                     107,565       365,811            -
                                           ------------- -------------  -------------
Cash and cash equivalents at end of
  period                                   $    109,408  $    107,565   $    109,408
                                           ============= =============  =============


                          See accompanying notes.
                                    F-8

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                       NOTES TO FINANCIAL STATEMENTS
                             -----------------

     1:   Organization and Summary of Significant Accounting Policies
     -----------------------------------------------------------
          Gene-Cell, Inc. (the "Company") is a Nevada Corporation involved in biopharmaceutical research. The Company's research is directed at developing gene-based therapies for treatment of a wide variety of genetic diseases and disorders using its proprietary technology for microinjecting DNA and proteins into living cells. The Company was originally incorporated as Becniel and subsequently adopted name changes to Tzaar Corporation and, finally, to Gene-Cell, Inc. The
     Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its efforts to research and development and the search for sources of capital to fund its efforts. Following is a summary of the Company's significant accounting policies:

     Significant Estimates
     ---------------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

     Cash and Cash Equivalents
     -------------------------
          The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased, to be cash equivalents.

     Laboratory Equipment
     --------------------
          Laboratory equipment acquired under capital leases is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the assets. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.


                                 Continued
                                    F-9

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                            -------------------

1:   Organization and Summary of Significant Accounting Policies, continued
     ----------------------------------------------------------------------
     Income Taxes
     ------------
     The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

     Research and Development Expenses
     ---------------------------------
     Research and development costs are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects.

     Stock-Based Compensation
     ------------------------
     Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", rather than applying the fair value method prescribed in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company applies the disclosure only provisions of SFAS No. 123.

     Loss Per Share
     --------------
     Loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period.

     Fair Value of Financial Instruments
     -----------------------------------
     The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.


                                 Continued
                                    F-10

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                                 __________

1:   Organization and Summary of Significant Accounting Policies, continued
     ----------------------------------------------------------------------
     Comprehensive Income
     --------------------
     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

2:   Prior Period Adjustments
     -------------------------
     In December 1996, the Company merged with Genesystems, Inc. in a transaction accounted for as a recapitalization of the Company. (See
     Note 3) Prior to the merger, the stockholders of Genesystems were issued 7,500,000 shares as compensation for services for which only a nominal value was recorded. Generally accepted accounting principles require that common stock issued as compensation be recorded at the estimated fair value of the stock issued (or at the fair value of consideration received or services provided if such value is more readily determinable). Accordingly, the financial statements for the year ended December 31, 1996 were restated to reflect an $825,000 increase in research and development expenses attributable to compensation of the stockholders of Genesystems, Inc.

     In December 1996, the Company, in addition to the issuance of shares described above, also sold 3,500,000 shares of common stock in a private placement. In connection with this private placement, syndication costs totaling $49,100 were incurred but not accrued at December 31, 1996. Accordingly, the December 31, 1996 financial statements were adjusted to reflect an increase in accrued liabilities and a related decrease to additional paid-in capital.

     The effect of correcting these errors in application of generally accepted accounting principles on the Company's financial statements at December 31, 1996 was as follows:




                                 Continued
                                    F-11


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ----------------

2:           Prior Period Adjustments
             ------------------------
             Increase in total liabilities                    $   49,100
                                                              ===========
             Increase in additional paid-in capital           $  775,900
                                                              ===========
             Increase in losses accumulated during the
               development stage                              $  825,000
                                                              ===========
             Increase in net loss for the year ended
               December 31, 1996                              $  825,000
                                                              ===========
             Increase in net loss per common share
               for the year ended December 31, 1996           $    (0.70)
                                                              ===========

3.   Recapitalization
     ----------------
     Effective December 28, 1996, the Company was acquired by Gene Systems,
     Inc. in a transaction accounted for similar to a reverse acquisition, except that no goodwill was recorded.  Prior to the acquisition the
     Company was a non-operating public shell corporation with no significant assets.  Accordingly, the transaction was treated as an issuance of stock by Gene Systems, Inc. for the Company's net monetary assets, accompanied by a recapitalization.

4.   Income Taxes
     ------------
     The composition of deferred tax assets and the related tax effects at
     December 31, 1998 were as follows:

               Liability
               ---------
               Book vs. tax basis of capital lease assets       $  (11,611)

               Asset
               -----
               Benefit from carryforward of net
                 operating loss                                    339,083

               Less valuation allowance                           (327,472)
                                                                -----------
                 Net deferred tax asset                         $     -
                                                                ===========

                                 Continued
                                    F-12


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

4.   Income Taxes, continued
     -----------------------
     The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows:

                                         1998                    1997
                               ----------------------- -----------------------
                                           Percentage               Percentage
                                           of Pre-Tax               of Pre-Tax
                                  Amount         Loss      Amount         Loss
                              -----------  ----------- ----------- -----------
  Benefit for income tax at
    federal statutory rate    $  169,748        34.0%  $  145,359        34.0%
  Increase in valuation
    allowance                    (169,748)      (34.0)   (145,359)      (34.0)
                               ----------- ----------- ----------- -----------
    Total                      $        -           -  $        -           -
                               =========== =========== =========== ===========

     At December 31, 1998, for federal income tax and alternative minimum tax reporting purposes, the Company has approximately $972,000 of unused net operating losses available for carryforward to future years. The benefit from carryforward of such net operating losses will expire in various years between 2001 and 2019. The benefit from utilization of net operating loss carryforwards incurred prior to December 28, 1996 was significantly limited in connection with the Company's merger with Genesystems (See Note 3). Such benefit could be subject to further limitations if significant future ownership changes occur in the Company.


5.   Stockholders' Equity
     --------------------
     During 1998 the Company entered a funding agreement under which the Company issued 6,000,000 shares of common stock to certain individuals and companies in exchange for $500,000 and two promisory notes for $500,000 each that mature in January 1999 and January 2000. These notes are non-interest bearing. The Company also issued 120,000 shares of common stock to an individual for $30,000 in a transaction unrelated to the funding agreement.

     During 1997 the Company issued 100,000 shares of common stock to an individual for $1.50 per share. Sales of the Company's stock during 1998 were all priced at $0.25 per share and Company management made the decision to issue the 1997 investor an additional 500,000 shares of the Company's common stock to equalize his share price with 1998 investors. Such additional shares are presented as unissued common stock at December 31, 1997.

                                 Continued
                                    F-13

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

5.   Stockholders' Equity, continued
     -------------------------------
     During 1996 the Company issued shares of common stock in transactions described in Note 2.


6.   Lease Commitments
     -----------------
     During 1998 and 1997 the Company acquired certain office and laboratory equipment under leases accounted for as capital leases. Amortization of leased assets is included in depreciation and amortization expense.

     The Company also leases office and laboratory facilities and certain office equipment under operating leases. The Company's lease for office and laboratory space is for an initial three-year term and includes a renewal option for an additional three years at the market rate. Rental expense for operating leases was $23,487 and $20,372 during the year ended December 31, 1998 and 1997, respectively.

     Minimum lease payments due under leases with original lease terms of greater than one year and expiration dates subsequent to December 31, 1999 are summarized as follows:

                                                          Operating Leases
                                                 ------------------------------------
                                       Capital   Laboratory  Laboratory
                                        Leases     & Office    Equipment       Total
                                     ----------  ----------- -----------   ----------
        1999                         $  92,445   $   22,383  $    1,104    $ 115,932
        2000                            62,568        1,865         368       64,801
        2001                             3,999            -           -        3,999
        2002                             2,400            -           -        2,400
                                     ----------  ----------- -----------   ----------
     Total minimum leases            $ 161,412   $   24,248  $    1,472    $ 187,132
                                                 ========== ===========   ==========
     Less amount representing
       interest                        (27,540)
                                     ----------
     Present value of minimum
       lease payments                  133,872

     Less current portion              (71,572)
                                     ----------
     Long-term portion               $  62,300
                                     ==========

                                 Continued
                                    F-14

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

7.   Employee Benefit Plans
     ----------------------
     Simplified Employee Pension Plan

     Effective August 1997, the Company adopted a defined contribution Simplified Employee Pension plan that covers substantially all Company employees. Under the Plan, employees may contribute, on a tax deferred basis, up to 15% of their compensation; however, annual employee contributions may not exceed $6,000. During the year ended December 31, 1997, the Company matched deferrals of up to 3% of compensation. Company contributions to the Plan are discretionary and totaled $3,538 and $1,148 for the years ended December 31, 1998 and 1997, respectively.

     Stock Option Plan
     -----------------
     The Company periodically issues incentive stock options to key employees, officers, and directors to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons. The issuance of such options are approved by the Board of Directors. The exercise price of an option granted is determined by the fair market value of the stock on the date of grant.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is greater than or equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

     Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998: risk-free interest rate of 7%; no dividend yield; weighted average volatility factor of the expected market price of the Company's common stock of 0.700; and a weighted-average expected life of the options of 5 years.

                                 Continued
                                    F-15

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

7.   Employee Benefit Plans, continued
     ---------------------------------
     Stock Option Plan, continued
     ----------------------------
     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The Company has adopted the 1998 Stock Option Plan (the "Option Plan") under which stock options for up to 2,500,000 shares of the Company's common stock may be awarded to officers, directors and key employees. The Option Plan is designed to attract and reward key executive personnel. At December 31, 1998, the Company had granted options for 7,815 of a total of 2,500,000 shares of common stock reserved for issuance under the Option Plan.

     Stock options granted pursuant to the Option Plan expire not more than ten years from the date of grant and typically vest over three years, with 33% vesting after one year and 33% vesting after each of the two succeeding years. During 1998 all of the options granted by the Company were granted at option prices in excess of the fair market value of the common stock at the date of grant.

     For purposes of proforma disclosures, the estimated fair value of the options is included in expense over the option's vesting period or expected life. The Company's proforma net loss and basic and dilutive net loss per share was the same as net loss and basic and dilutive net loss per share reported in the financial statements.

     A summary of the Company's stock option activity and related information for the year ended December 31, 1998 follows:


                                 Continued
                                    F-16


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

7.   Employee Benefit Plans, continued
     ---------------------------------
     Stock Option Plan, continued
     ----------------------------

                                           Number of
                                              Shares
                                               Under    Weighted-Average
                                             Options      Exercise Price
                                          -----------    ----------------
     Outstanding-December 31, 1997             -          $     -

     Granted                                  7,817            1.00
     Exercised                                 -                -
     Forfeited                                 -                -
                                         -----------    ----------------
     Outstanding-December 31, 1998            7,817       $    1.00
                                         ===========    ================

     The weighted-average fair value of options granted during the year ended December 31, 1998 was $1.00.

     A summary of outstanding stock options at December 31, 1998, follows:

                                                                  Remaining
                                                                Contractual
Number of Shares         Expiration Date     Life (Years)    Exercise Price
----------------------------------------------------------------------------
Exercisable at December 31, 1998:
          2,605                June 2005              9.5             $1.00

Non-exercisable at December 31, 1998:
          5,212                June 2008              9.5             $1.00
          -----
          7,817
          =====


                                 Continued
                                    F-17

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

8.   Going Concern Considerations
     ----------------------------
     Since its inception, as a development stage enterprise, the Company has not generated any revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. During the years ended December 31, 1998 and 1997, the Company incurred net losses of $(499,260) and $(427,527), respectively, and negative cash flows from operations of $(440,706) and $(414,795), respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     In order to address its financial situation, management issued 4,000,000 shares of its common stock to a private investor for a commitment to provide $500,000 of additional equity in both January 1999 and January 2000. Over the period of this investment commitment, management will also seek to negotiate an arrangement under which its newly developed fine microinjection needles, and eventually its attachment technology, will be marketed to the research and biotechnology community. Management eventually plans, as its research and development progresses, to seek a relationship with a major pharmaceutical company in order to take its technology through the required government regulatory process and FDA approval.

     There can be no assurances that the Company's current cash reserves will be adequate to sustain its operations, that the Company can raise additional cash through private placement of its common stock, nor that the Company can develop a relationship with a major pharmaceutical company. There can also be no assurances that the Company will ever obtain FDA approval of gene therapeutics based upon its DNA microinjection technology nor that it can attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

     - The Company's ability to obtain adequate sources of funding to continue the development of its proprietary DNA microinjection technology.

     - The ability of the Company to take its DNA microinjection technology through the required government regulatory process and ultimately obtain FDA approval.

     - The ability of the Company to ultimately commercialize gene therapeutics based upon its proprietary DNA microinjection technology and achieve adequate profitability and positive cash flows to sustain its operations.


                                 Continued
                                    F-18

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                  NOTES TO FINANCIAL STATEMENTS, Continued
                              ---------------

9.   Impact of the Year 2000 Issue
     -----------------------------
     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing a disruption of business activities.

     The Company has performed a complete assessment of the Year 2000 issue and has determined that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company further believes that costs related to the Year 2000 issue will be insignificant because the Company's systems have been designed to be Year 2000 compliant.

     Based on the Company's assessment of its relationships with significant suppliers to understand the extent to which the Company is vulnerable to any failure by third parties to remedy their own Year 2000 issues, management believes that the Company does not have significant exposure with respect to third parties.

10.  Non-Cash Investing and Financing Activities
     -------------------------------------------
     During the years ended December 31, 1998 and 1997, the Company engaged in certain non-cash investing and financing transactions as follows:

                                                       1998           1997
                                                ------------   ------------
     Property and equipment acquired by
       entering into capital lease
       obligations                              $    24,936    $   183,625

     Notes payable to stockholders
       contributed as additional paid-in
       capital                                       77,887              -


                                    F-19


                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                                 __________




                            FINANCIAL STATEMENTS
                 as of June 30, 1999 and December 31, 1998
            and for the six months ended June 30, 1999 and 1998,
           and for the period from inception, December 12, 1996,
                              to June 30, 1998
                                (Unaudited)


















                                    F-20

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                             TABLE OF CONTENTS
                              ---------------

                                                                       Page
                                                                      ------
Financial Statements:

  Condensed Balance Sheet as of June 30, 1999
    and December 31, 1998                                             F-22

  Condensed Statement of Operations for the six
    months ended June 30, 1999 and 1998, and for
    the period from inception, December 12, 1996,
    to June 30, 1999                                                  F-23

  Condensed Statement of Stockholders' Equity for
    the six months ended June 30, 1999                                F-24

  Condensed Statement of Cash Flows for the six
    months ended June 30, 1999 and 1998, and for
    the period from inception, December 12, 1996,
    to June 30, 1999                                                  F-25

Notes to Financial Statements                                         F-26




                                    F-21

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                          CONDENSED BALANCE SHEET
                    June 30, 1999 and December 31, 1998
                              ---------------


                                                June 30,     December 31,
                                                   1999          1998
     ASSETS                                     (Unaudited)     (Note)
     ------                                     -----------  ------------
Current assets:
  Cash and cash equivalents                     $  331,270   $  109,408
                                                -----------  -----------
    Total current assets                           331,270      109,408

Deposits                                            18,322       18,322

Equipment under capital leases, net                132,400      153,256
                                                -----------  -----------
      Total assets                              $  481,992   $  280,986
                                                ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Current portion of capital lease obligations  $   79,302   $   71,572
  Accounts payable and accrued liabilities          15,000       13,753
                                                -----------  -----------
    Total current liabilities                       94,302       85,325

Capital lease obligations, net of current
  portion                                           20,616       62,300
                                                -----------  -----------
      Total liabilities                            114,918      147,625
                                                -----------  -----------
Commitment and contingencies

Stockholders' equity (deficit):
  Common stock, $.001 par value, 100,000,000
    shares authorized, 17,778,412 and 18,778,412
    shares issued and outstanding at June 30,
    1999 and December 31, 1998, respectively        17,778       18,778
  Additional paid-in capital                     2,883,509    2,882,509
  Subscription receivable                         (500,000)  (1,000,000)
  Losses accumulated during the development
    stage                                       (2,034,213)  (1,767,926)
                                                -----------  -----------
    Total stockholders' equity                     367,074      133,361
                                                -----------  -----------
      Total liabilities and stockholders'
        equity                                  $  481,992   $  280,986
                                                ===========  ===========

Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.

                                    F-22

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     CONDENSED STATEMENT OF OPERATIONS
            for the six months ended June 30, 1999 and 1998 and
     for the period from inception, December 12, 1996, to June 30, 1999
                              ---------------
                                (Unaudited)

                                     Six Months   Six Months   Inception
                                        Ended        Ended         to
                                      June 30,     June 30,     June 30,
                                        1999         1998         1999
                                    -----------  ----------- ------------
Interest income                      $    7,336   $     -     $    12,272

Costs and expenses:
  Operating, general and adminis-
    trative expenses                     36,166       44,628      191,379
  Research and development costs        222,743      174,231    1,794,359
  Interest expense                       14,714       14,488       60,747
                                     -----------  ----------- ------------
    Total costs and expenses            273,623      233,347    2,046,485

Net loss                             $ (266,287)  $ (233,347) $(2,034,213)
                                     ===========  =========== ============

Weighted average shares outstanding  18,778,412   13,218,404
                                     ===========  ===========
Net loss per common share            $    (0.01)  $    (0.02)
                                     ===========  ===========

                          See accompanying notes.

                                    F-23

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                   for the six months ended June 30, 1999
                                 __________
                                (Unaudited)

                                                                  Losses
                                                             Accumulated
                                    Additional                During the
                    Common Stock       Paid In  Subscription Development
                  Shares    Amount     Capital    Receivable       Stage       Total
             ------------------------------------------------------------------------
Balance at
December
31, 1998      18,778,412  $ 18,778  $2,882,509   $(1,000,000)$(1,767,926)  $ 133,361

Receipt of
subscription
receivable             -         -           -        500,000          -     500,000

Cancellation
of shares     (1,000,000)   (1,000)      1,000             -           -           -

Net loss               -         -           -             -    (266,287)   (266,287)
             ------------------------------------------------------------------------
Balance
at June
30, 1999      17,778,412  $ 17,778  $2,883,509   $  (500,000)$(2,034,213)  $ 367,074
             ========================================================================


                          See accompanying notes.

                                    F-24

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                     CONDENSED STATEMENT OF CASH FLOWS
            for the six months ended June 30, 1999 and 1998, and
     for the period from inception, December 12, 1996, to June 30, 1999
                              ---------------
                                (Unaudited)

                                            Six Months   Six Months     Inception
                                                 Ended        Ended            to
                                              June 30,      June 30,     June 30,
                                                  1999         1998          1999
                                           ------------ ------------  ------------
Net cash used in operating activities      $  (244,184) $  (212,491)  $(1,136,374)
                                           ------------ ------------  ------------
Cash flows from financing activities:
  Proceeds from sale of common stock                 -      130,000     1,062,500
  Proceeds from collection of
     subscription receivable                    500,000           -       500,000
  Payment of stock offering costs                    -            -       (64,100)
  Proceeds from notes payable to
    officers and stockholders                        -       10,000       117,887
  Payments on notes payable to officers
    and stockholders                                 -            -       (40,000)
  Payments on capital lease obligations        (33,954)     (30,929)     (108,643)
                                           ------------ ------------  ------------
        Net cash provided by financing
         activities                            466,046      109,071     1,467,644
                                           ------------ ------------  ------------
Net increase (decrease) in cash and
  cash equivalents                             221,862     (103,420)      331,270

Cash and cash equivalents at beginning
  of period                                    109,408      107,565             -
                                           ------------ ------------  ------------
Cash and cash equivalents at end of
  period                                   $   331,270  $     4,145   $   331,270
                                           ============ ============  ============
Non-cash investing and financing
  activities:

  Laboratory equipment under capital
    leases                                 $         -  $    24,936   $   208,561
                                           ============ ============  ============

                          See accompanying notes.

                                    F-25

                              GENE-CELL, INC.
                  (A CORPORATION IN THE DEVELOPMENT STAGE)
                   SELECTED NOTES TO FINANCIAL STATEMENTS
                              ---------------

1:   Organization
     ------------
     Gene-Cell, Inc. (the "Company") is a Nevada Corporation involved in biopharmaceutical research. The Company's research is directed at developing gene-based therapies for treatment of a wide variety of genetic diseases and disorders using its proprietary technology for microinjecting DNA and proteins into living cells. The Company was originally incorporated as Becniel and subsequently adopted name changes to Tzaar Corporation and, finally, to Gene-Cell, Inc. The Company is considered a development stage enterprise because it has not yet generated revenue from sale of its products. Since its inception, the Company has devoted substantially all of its efforts to research and development and the search for sources of capital to fund its efforts.

2.   Comprehensive Income
     --------------------
     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

3.   Estimates
     ---------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.   Income Tax
     ----------
     The difference between the Federal statutory income tax rate and the Company's effective income tax rate is primarily attributable to increases in valuation allowances for deferred tax assets relating to net operating losses.


                                    F-26


                                 PART III

Item 1. Index and Description of Exhibits

Exhibit
Number      Title of Document                               Location
-------     -----------------------------------------       ------------------------
2.01        Articles of Incorporation                       See Attached

2.02        Certificate of Amendment                        See Attached
            To the Articles of Incorporation Of
            Becniel Corporation

2.03        Articles of Amendment to                        See Attached
            Articles of Incorporation of
            Tzaar Corporation

2.04        Amendment to the Articles                       See Attached
            of Incorporation of
            Tzaar Corporation

2.05        Certificate of Amendment of                     See Attached
            Articles of Incorporation of
            Gencell, Inc.

2.06        Articles of Exchange for the                    See Attached
            Exchange of Genesystems, Inc.
            For shares of Tzaar Corporation

2.07        Bylaws                                          See Attached

6.1         Assignment of Patent, "Method and               See Attached
            Device in Microinjection of Macromolecules
            with Non-Adherent Cells."

6.2         Assignment of Patent, "Nucleic Acid             See Attached
            Constructs and Uses thereof for
            Direct Nucleic Acid Incorporation
            Into Cells.

6.3         Secured Promissory Note                         See Attached

12.1        1996 Stock Option Plan                          See Attached

27          Financial Data Schedule                         See Attached


                                     30


Item 2.   Description of Exhibits
------------------------------------
     See Item 1.


                                     31

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   Gene-Cell, Inc.

Date: Sept. 30, 1999               By: /s/ Brian R. Davis, Ph.D.
                                   -----------------------------------
                                   President


Date: Sept. 30, 1999               By: /s/ Michael R. Davis
                                   ----------------------------------
                                   Treasurer

                                     32